Exhibit 99.1

Paragon Shipping Inc. Announces Recent Developments on its Debt Agreements and Newbuilding Contracts

March 9, 2016 – Athens, Greece – Paragon Shipping Inc. (“Paragon” or the “Company”) today announced the following updates on its debt agreements and newbuilding contracts:

Syndicated Loan Facility dated May 6, 2014

On March 9, 2016, the Company agreed with the syndicated banks, subject to certain conditions, to sell the mortgaged vessels, namely the M/V Coral Seas, the M/V Golden Seas, the M/V Prosperous Seas, the M/V Precious Seas, the M/V Priceless Seas and the M/V Proud Seas, to unaffiliated third parties in exchange for the full and final settlement of the outstanding amount of the respective facility.

Newbuilding Contracts

The Company is currently in discussions with Jiangsu Yangzijiang Shipbuilding Co., or Yangzijiang, to extend the deliveries of its three Kamsarmax newbuilding drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142), towards the end of 2016, subject to certain conditions, at no extra cost to the Company. The balance due to Yangzijiang for the delivery of the three Kamsarmax newbuildings is currently higher than the estimated market value of these vessels.

In addition, the Company did not take delivery of the Ultramax newbuilding drybulk carrier with Hull no. DY4050 from Yangzhou Dayang Shipbuilding Co. Ltd., or Dayang, that was scheduled to be delivered in the fourth quarter of 2015. Furthermore, the Company sent to Dayang a notice for the cancellation of the Ultramax newbuilding drybulk carrier with Hull no. DY4052 that was scheduled to be delivered before the end of December 2015. Dayang rejected such cancellation notice and the case is currently under arbitration proceedings in London.

8.375% Senior Unsecured Notes due 2021 (“Unsecured Notes”)

In relation to the issued and outstanding Unsecured Notes, the Company did not proceed with the interest payment of $0.5 million, which was originally due on February 16, 2016, due to lack of liquidity. Pursuant to the Unsecured Notes indenture, the Company is under the 30-day grace period to make such payment that will expire on March 17, 2016. The Company is still lacking the liquidity to make the $0.5 million interest payment upon the expiration of the said grace period.

The Company has already announced an offer, as further amended and extended, to exchange all properly delivered and accepted Unsecured Notes for shares of Paragon’s common stock by 5:00 p.m. (New York City time) on March 18, 2016 (the “Extended Expiration Date”). Settlement for all of the Unsecured Notes validly delivered and not withdrawn on or before the Extended Expiration Date, will be on March 23, 2016. Each holder of an Unsecured Note (each a “Holder” and collectively the “Holders”) who validly delivers and does not withdraw all Unsecured Notes held by such Holder, shall receive four (4) shares of Paragon’s common stock for each Unsecured Note, which shall include any accrued and unpaid interest thereon (the “Exchange Offer”). As part of the Exchange Offer, Holders will also be required to consent to the removal of certain covenants and sections of the Paragon Notes’ Indenture dated August 8, 2014.

The Company is currently evaluating a number of strategic alternatives.

Conference Call Details

The Company’s management team will host a conference call to discuss recent developments and details regarding the Exchange Offer on March 15, 2016, at 9:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-888-348-8931 (USA) or +1-412-902-4248 (international) to access the call. A replay of the conference call will be available for seven days and can be accessed by dialing 1-877-870-5176 (USA) or +1-858-384-5517 (international) and using passcode 10082520.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to any statements regarding the Exchange Offer and Consent Solicitation. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping’s current fleet consists of six drybulk vessels with a total carrying capacity of 297,879 dwt. In addition, Paragon Shipping’s current newbuilding contracts consist of three Kamsarmax drybulk carriers. The Company’s common shares and Paragon Notes trade on the NASDAQ Capital Market under the symbols “PRGN” and “PRGNL,” respectively. For more information, visit: www.paragonship.com. The information contained on Paragon Shipping’s website does not constitute part of this press release.

Contacts:

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron

Rudy Barrio (Investors)

rbarrio@dresnerallencaron.com

(212) 691-8087